Exhibit (h)(14)


                         EXPENSE LIMITATION UNDERTAKING

                             ALLIANCEBERNSTEIN L.P.
                          1345 Avenue of the Americas
                            New York, New York 10105



                                                         January 30, 2015

AllianceBernstein Bond Fund, Inc.
1345 Avenue of the Americas
New York, New York 10105



Dear Sirs:

            AllianceBernstein L.P. herewith undertakes that for the Expense Limitation Period, as defined below, we shall cause the aggregate operating expenses of every character incurred by your AllianceBernstein Municipal Bond Inflation Strategy (the "Portfolio") (but not including (i) extraordinary expenses, (ii) interest expense, (iii) the fees and expenses of registered investment companies or series thereof in which the Portfolio invests ("Acquired Funds") other than investment advisory fees of Acquired Funds for which we serve as investment adviser) to be limited to 0.75% in the case of the Class A shares, 1.50% in the case of the Class B shares and the Class C shares, 0.50% in the case of the Advisor Class shares, 1.00% in the case of the Class R shares, 0.75% in the case of Class K shares, 0.50% in the case of Class I shares, 0.60% in the case of Class 1 shares, 0.50% in the case of Class 2 shares, and 0.50% in the case of Class Z shares, in each case of your aggregate average daily net assets (the "Limitation"). To determine the amount of the Portfolio's expenses in excess of the Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Limitation based on the number of days elapsed within the fiscal year of the Portfolio (the "Prorated Limitation"). The Prorated Limitation shall be compared to the expenses of the Portfolio recorded through the current day in order to produce the allowable expenses to be recorded and accrued for the Portfolio's current day (the "Allowable Expenses"). If the expenses of the Portfolio for the current day exceed the Allowable Expenses, we shall be responsible for such excess and will for the current day
(i) reduce our advisory fees and/or (ii) reimburse the Portfolio accordingly.

            For purposes of this Undertaking, the Expense Limitation Period shall mean the period commencing on the date hereof and shall remain in effect until the effective date of the Post-Effective Amendment to the Fund's Registration Statement on Form N-IA relating to the Portfolio (the "Registration Statement") incorporating the Portfolio's financial statements for the Fund's fiscal year ended October 31, 2015. The Expense Limitation Period and the Undertaking given hereunder will automatically be extended for additional one-year periods unless we provide you with at least 60 days' notice prior to the end of any Expense Limitation Period of our determination to modify or to terminate this Undertaking at the end of its then current period.

            We understand and intend that you will rely on this Undertaking in preparing and filing the Registration Statement with the Securities and Exchange Commission, in accruing the Portfolio's expenses for purposes of calculating the Portfolio's net asset value per share and for other purposes and expressly permit you to do so.

                                           Very truly yours,

                                           ALLIANCEBERNSTEIN L.P.

                                           By: /s/ Emilie D. Wrapp
                                               -------------------
                                               Emilie D. Wrapp
                                               Assistant Secretary